Exhibit 21.1

List of Subsidiaries of MagneGas Corporation

Equipment Sales and Service, Inc. – Florida – the Company owns 100% of the entity.

Supplemental Energy Solutions, LLC – Michigan – the Company owns 25% of the entity.

Co-Combustion JV Entity – Delaware – the Company owns 33% of the entity.

MagneGas Arc Applied Solutions – Belgium – the Company owns 20% of the entity.

MagneGas China – China – the Company owns 20% of the entity.

MagneGas Africa – the Company owns 20% of the entity.